                                                Filed Pursuant to Rule 424(b)(4)
                                                SEC Registration No. 333-40810



                               40,000,000 Shares
                         THE GOLDMAN SACHS GROUP, INC.
[GOLDMAN SACHS LOGO]              Common Stock
                             ----------------------

     This is an offering of shares of common stock of The Goldman Sachs Group, Inc. This prospectus relates to an offering of 35,000,000 shares in the United States and Canada. In addition, 4,000,000 shares are being offered outside the United States, Canada and the Asia/Pacific region and 1,000,000 shares are being offered in the Asia/Pacific region.

     All of the shares are being offered by the selling shareholders identified in this prospectus. Goldman Sachs will not receive any of the proceeds from the sale of the shares.

     Goldman Sachs' common stock is listed on the New York Stock Exchange under the symbol "GS". The last reported sale price of the common stock on August 1, 2000 was $100.75 per share.

     See "Risk Factors" beginning on page 9 to read about factors you should consider before buying shares of the common stock.
                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ----------------------

                                                              Per Share        Total
                                                              ---------        -----
Initial price to public.....................................   $99.75      $3,990,000,000
Underwriting discount.......................................   $ 2.75      $  110,000,000
Proceeds, before expenses, to the selling shareholders......   $97.00      $3,880,000,000

     To the extent that the underwriters sell more than 40,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 6,000,000 shares from certain of the selling shareholders at the initial price to public less the underwriting discount.
                             ----------------------

     The underwriters expect to deliver the shares against payment in New York, New York on August 7, 2000.
                             ----------------------

                               Global Coordinator
                              GOLDMAN, SACHS & CO.
                             ----------------------

                                      GOLDMAN, SACHS & CO.
BANC OF AMERICA SECURITIES LLC      BEAR, STEARNS & CO. INC.                            CHASE H&Q
CREDIT SUISSE FIRST BOSTON          DEUTSCHE BANC ALEX. BROWN        DONALDSON, LUFKIN & JENRETTE
A.G. EDWARDS & SONS, INC.          EDWARD D. JONES & CO., L.P.                    LEHMAN BROTHERS
MERRILL LYNCH & CO.                     J.P. MORGAN & CO.              MORGAN STANLEY DEAN WITTER
PAINEWEBBER INCORPORATED              PRUDENTIAL SECURITIES                    ROBERTSON STEPHENS
                                      SALOMON SMITH BARNEY

                             ----------------------

                        Prospectus dated August 1, 2000.

                               TABLE OF CONTENTS

                                                              Page
                                                              ----
Available Information.......................................    2
Prospectus Summary..........................................    3
Risk Factors................................................    9
Use of Proceeds.............................................   20
Price Range of Our Common Stock and Dividends...............   20
Selling Shareholders........................................   21
Description of Capital Stock................................   27
Underwriting................................................   33
Validity of Common Stock....................................   38
Experts.....................................................   38
Cautionary Statement Pursuant to The Private Securities
  Litigation Reform Act of 1995.............................   39

                             AVAILABLE INFORMATION

     The Goldman Sachs Group, Inc. is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC's Internet site at http://www.sec.gov and through the NYSE, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

     We have filed a registration statement on Form S-3 with the SEC relating to the shares of common stock covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of Goldman Sachs, please be aware that the reference is only a summary and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C., as well as through the SEC's Internet site.

     The SEC's rules allow us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the shares of common stock offered through this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

     The Goldman Sachs Group, Inc. incorporates by reference into this prospectus the following documents or information filed with the SEC (File No. 001-14965):

        (1) Annual Report on Form 10-K for the fiscal year ended November 26, 1999;

        (2) Quarterly Report on Form 10-Q for the fiscal quarter ended February 25, 2000;

        (3) Quarterly Report on Form 10-Q for the fiscal quarter ended May 26, 2000;

        (4) Current Report on Form 8-K, dated March 21, 2000;

        (5) Current Report on Form 8-K, dated May 4, 2000;

        (6) Current Report on Form 8-K, dated May 10, 2000;

        (7) Current Report on Form 8-K/A, dated May 12, 2000;

        (8) Current Report on Form 8-K, dated June 20, 2000;

        (9) Current Report on Form 8-K, dated July 17, 2000;

        (10) Current Report on Form 8-K, dated July 31, 2000;

        (11) The description of common stock contained in the Registration Statement on Form 8-A, dated April 27, 1999, of The Goldman Sachs Group, Inc., filed with the SEC under Section 12(b) of the Securities Exchange Act of 1934; and

        (12) All documents filed by The Goldman Sachs Group, Inc. under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offerings.

     We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from our Director of Investor Relations, 10 Hanover Square, New York, New York 10005, telephone (212) 357-2674.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, especially the risks of investing in the common stock discussed under "Risk Factors" on pages 9-19.

                         THE GOLDMAN SACHS GROUP, INC.

     Goldman Sachs is a leading global investment banking and securities firm that provides a wide range of financial services worldwide to a substantial and diversified client base. Our activities are divided into two business segments:

     - Global Capital Markets; and
     - Asset Management and Securities Services.

Our goal is to be the advisor of choice for our clients and a leading participant in global financial markets. We seek to achieve this goal by maintaining an intense commitment to our clients, focusing on our core businesses and key opportunities, and operating as an integrated franchise.

     For our fiscal year ended November 26, 1999, our net revenues were $13.3 billion and our net earnings were $2.7 billion, and, for the six months ended May 26, 2000, our net revenues were $8.6 billion and our net earnings were $1.6 billion. As of May 26, 2000, our stockholders' equity was $11.9 billion.

     Because we believe that the needs of our clients are global and that international markets have high growth potential, we have built upon our strength in the United States to achieve leading positions in other parts of the world. Today, we have a strong global presence as evidenced by the geographic breadth of our transactions, leadership in our core products and the size of our international operations. As of November 26, 1999, we operated offices in over 20 countries and 37% of our 15,361 employees were based outside the United States.

     We are committed to a distinctive culture and set of core values. These values are reflected in our business principles, which emphasize placing our clients' interests first, integrity, commitment to excellence and innovation, and teamwork.

                       WHY WE ARE REGISTERING THE SHARES

     We are undertaking the offerings to address three important objectives: increased public float, broader ownership of our common stock and the orderly entry of shares into the market.

                     STRATEGY AND PRINCIPAL BUSINESS LINES

     Our strategy is to grow our three core businesses -- Investment Banking and Trading and Principal Investments, which together comprise Global Capital Markets, and Asset Management and Securities Services -- in markets throughout the world. Our leadership position in investment banking provides us with access to governments, financial institutions and corporate clients globally. Trading and principal investing has been an important part of our culture and earnings, and we remain committed to these businesses irrespective of their volatility. Managing wealth is one of the fastest growing segments of the financial services industry and we are positioning our asset management and securities services businesses to take advantage of that growth. We expect to achieve the growth in our core businesses principally through internal expansion and also through acquisitions.

GLOBAL CAPITAL MARKETS

     INVESTMENT BANKING. Investment Banking represented 33% of fiscal 1999 net revenues and 33% of net revenues for the six months ended May 26, 2000. We are a market leader in both the Financial Advisory and Underwriting businesses, serving over 3,000 clients worldwide. Financial Advisory includes advisory assignments with respect to mergers and acquisitions, divestitures, corporate defense activities, restructurings and spin-offs. Underwriting includes public offerings and private placements of equity and debt securities.

     TRADING AND PRINCIPAL INVESTMENTS. Trading and Principal Investments represented 43% of fiscal 1999 net revenues and 40% of net revenues for the six months ended May 26, 2000. We make markets in equity and fixed income products, currencies and commodities; enter into swaps and other derivative transactions; engage in proprietary trading and arbitrage; and make principal investments. In trading, we focus on building lasting relationships with our most active clients while maintaining leadership positions in our key markets. We believe our research, market-making and proprietary activities enhance our understanding of markets and ability to serve our clients.

ASSET MANAGEMENT AND SECURITIES SERVICES

     The Asset Management and Securities Services segment represented 24% of fiscal 1999 net revenues and 27% of net revenues for the six months ended May 26, 2000. We provide global investment management and advisory services; earn commissions on agency transactions; manage merchant banking funds; and provide prime brokerage, securities lending and financing services. As of May 31, 2000, we had $277 billion of assets under management. We manage merchant banking funds that had $20.17 billion of capital commitments as of May 26, 2000.

     Assets under supervision are comprised of assets under management and other client assets. Assets under management typically generate fees based on a percentage of their value. Other client assets are comprised of assets in brokerage accounts of primarily high-net-worth individuals, on which we earn commissions.

                                OUR HEADQUARTERS

     Our headquarters are located at 85 Broad Street, New York, New York 10004, telephone (212) 902-1000.

                                 THE OFFERINGS

Common stock offered by the selling shareholders(1)
     U.S. offering..........................................    35,000,000   shares
     International offering.................................     4,000,000   shares
     Asia/Pacific offering..................................     1,000,000   shares
                                                              ------------
          Total.............................................    40,000,000   shares
                                                              ============
Common stock outstanding before and after the
  offerings(2)..............................................   447,131,851   shares
Basic common shares outstanding before and after the
  offerings(3)..............................................   480,321,683   shares

---------------

(1) Unless otherwise indicated, all information in this prospectus is provided assuming no exercise of the underwriters' options to purchase 6,000,000 additional shares.

(2) Excludes 7,440,362 shares of nonvoting common stock, 67,382,818 shares of common stock underlying restricted stock units and 38,136,113 shares of common stock underlying stock options, in each case, as of July 28, 2000.

(3) Includes 7,440,362 shares of nonvoting common stock and 25,749,470 shares of common stock underlying restricted stock units for which future service is not required as a condition to the delivery of the underlying shares of common stock, in each case, as of July 28, 2000.

                            ------------------------

Use of Proceeds............  We will not receive any of the proceeds from sales of common stock in the offerings.

Risk Factors...............  For a discussion of factors you should consider before buying shares of common stock, see "Risk Factors".

New York Stock Exchange
  Symbol...................  GS

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary historical consolidated income statement and balance sheet data set forth below have been derived from our consolidated financial statements and their notes. Our consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent public accountants, as of November 26, 1999 and November 27, 1998 and for the years ended November 26, 1999, November 27, 1998 and November 28, 1997. These financial statements, together with the reports thereon of PricewaterhouseCoopers LLP, are incorporated by reference in this prospectus.

     The summary historical consolidated income statement and balance sheet data set forth below as of November 28, 1997, November 29, 1996 and November 24, 1995, and for the years ended November 29, 1996 and November 24, 1995 have been derived from our consolidated financial statements that are not included or incorporated by reference in this prospectus.

     The pro forma data set forth below for the periods ended November 26, 1999 and May 28, 1999 have been derived from the pro forma data set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended November 26, 1999 and our Quarterly Report on Form 10-Q for the fiscal quarter ended May 26, 2000, both of which are incorporated by reference in this prospectus.

     The summary historical consolidated income statement and balance sheet data set forth below as of May 26, 2000 and May 28, 1999 have not been audited and have been derived from our consolidated financial statements and their notes in our Quarterly Report on Form 10-Q for the fiscal quarter ended May 26, 2000, which is incorporated by reference in this prospectus.

     The summary consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and their notes in our Annual Report on Form 10-K for the fiscal year ended November 26, 1999 and our Quarterly Report on Form 10-Q for the fiscal quarter ended May 26, 2000, both of which are incorporated by reference in this prospectus.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                        AS OF OR FOR SIX
                                        MONTHS ENDED MAY                AS OF OR FOR YEAR ENDED NOVEMBER
                                      --------------------    -----------------------------------------------------
                                          (UNAUDITED)
                                        2000        1999        1999        1998       1997       1996       1995
                                        ----        ----        ----        ----       ----       ----       ----
                                               ($ and share amounts in millions, except per share amounts)
INCOME STATEMENT DATA
    Investment Banking..............  $  2,830    $  1,904    $  4,359    $  3,368   $  2,587   $  2,113   $  1,595
    Trading and Principal
      Investments...................     3,487       3,075       5,773       2,379      2,926      2,693      1,744
                                      --------    --------    --------    --------   --------   --------   --------
  Global Capital Markets............     6,317       4,979      10,132       5,747      5,513      4,806      3,339
  Asset Management and Securities
    Services........................     2,331       1,485       3,213       2,773      1,934      1,323      1,144
                                      --------    --------    --------    --------   --------   --------   --------
  Net revenues......................  $  8,648    $  6,464    $ 13,345    $  8,520   $  7,447   $  6,129   $  4,483
  Compensation and benefits(1)......     4,324       3,228       6,459       3,838      3,097      2,421      2,005
  Other operating expenses..........     1,587       3,535(6)    4,894(6)    1,761      1,336      1,102      1,110
                                      --------    --------    --------    --------   --------   --------   --------
  Pre-tax earnings/(loss)(1)........     2,737        (299)      1,992       2,921      3,014      2,606      1,368

BALANCE SHEET DATA
  Total assets(2)...................  $278,319    $244,632    $250,491    $217,380   $178,401   $152,046   $100,066
  Long-term borrowings..............    24,734      21,851      20,952      19,906     15,667     12,376     13,358
  Partners' capital.................        --          --          --       6,310      6,107      5,309      4,905
  Stockholders' equity..............    11,905       7,856      10,145          --         --         --         --

COMMON SHARE DATA
  Earnings per share
    Basic...........................  $   3.39    $   2.84    $   5.69          --         --         --         --
    Diluted.........................      3.23        2.81        5.57          --         --         --         --
  Average common shares outstanding
    Basic...........................       484         475         476          --         --         --         --
    Diluted.........................       508         480         486          --         --         --         --
  Dividends per common share........  $   0.24(7) $     --    $   0.24(7)       --         --         --         --
  Book value per share..............     24.60       16.55       20.94          --         --         --         --

PRO FORMA DATA (UNAUDITED)(3)
  Pro forma net earnings............        --    $  1,156    $  2,550          --         --         --         --
  Pro forma diluted earnings per
    share...........................        --        2.42        5.27          --         --         --         --

SELECTED DATA (UNAUDITED)
  Employees
    United States...................    10,237       8,544       9,746       8,349      6,879      5,818      5,356
    International...................     6,275       4,910       5,615       4,684      3,743      3,159      2,803
                                      --------    --------    --------    --------   --------   --------   --------
  Total employees(4)................    16,512      13,454      15,361      13,033     10,622      8,977      8,159
                                      ========    ========    ========    ========   ========   ========   ========
  Assets under supervision(5)
    Assets under management.........  $276,610    $206,553    $258,045    $194,821   $135,929   $ 94,599   $ 52,358
    Other client assets.............   235,103     176,369     227,424     142,018    102,033     76,892     57,716
                                      --------    --------    --------    --------   --------   --------   --------
  Total assets under supervision....  $511,713    $382,922    $485,469    $336,839   $237,962   $171,491   $110,074
                                      ========    ========    ========    ========   ========   ========   ========

---------------

(1) Our pre-tax earnings in 2000 and 1999 reflect payments for services rendered by managing directors who, prior to our conversion to corporate form, were profit participating limited partners. In prior years, these payments were accounted for as distributions of partners' capital rather than as compensation and benefits expense. As a result, these payments are not reflected in operating expenses in 1998, 1997, 1996 or 1995 and, therefore, the pre-tax earnings in these years are not comparable to 2000 and 1999.

(2) Total assets and liabilities were increased as of May 26, 2000, May 28, 1999, November 26, 1999 and November 27, 1998 as a result of certain provisions of Statement of Financial Accounting Standards No. 125.

(3) Reflects such adjustments as are necessary, in the opinion of management, for a fair presentation of the results of operations and average diluted common shares outstanding of Goldman Sachs on a pro forma basis. For more detailed information concerning these adjustments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended November 26, 1999 and our Quarterly Report on Form 10-Q for the fiscal quarter ended May 26, 2000, both of which are incorporated by reference in this prospectus.

(4) Excludes employees of Goldman Sachs' property management subsidiaries. Substantially all of the costs of these employees are reimbursed to Goldman Sachs by the real estate investment funds to which these subsidiaries provide property management services.

(5) Substantially all assets under supervision are valued as of the relevant calendar month end.

(6) Includes nonrecurring employee initial public offering awards of $2.26 billion and a charitable contribution to The Goldman Sachs Foundation of $200 million made at the time of our initial public offering.

(7) Represents two quarterly dividends of $0.12 per common share each. See "Price Range of Our Common Stock and Dividends" for a discussion of the factors that our board of directors may consider in declaring future dividends.

                                  RISK FACTORS

     An investment in the common stock involves a number of risks, some of which, including market, liquidity, credit, operational, legal and regulatory risks, could be substantial and are inherent in our businesses. You should carefully consider the following information about these risks, together with the other information in this prospectus, before buying shares of common stock.

     MARKET FLUCTUATIONS COULD ADVERSELY AFFECT OUR BUSINESSES IN MANY WAYS

     As an investment banking and securities firm, our businesses are materially affected by conditions in the financial markets and economic conditions generally, both in the United States and elsewhere around the world. The financial markets in the United States and elsewhere have achieved record or near record levels, and the favorable business environment in which we operate will not continue indefinitely. In the event of a market downturn, our businesses could be adversely affected in many ways, including those described below. Our revenues are likely to decline in such circumstances and, if we were unable to reduce expenses at the same pace, our profit margins would erode. For example, in the second half of fiscal 1998, we recorded negative net revenues from our Trading and Principal Investments business and from mid-August to mid-October the number of equity underwritings and announced mergers and acquisitions transactions in which we participated declined substantially due to adverse economic and market conditions. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.

We May Incur Significant Losses from Our Trading and Investment Activities Due to Market Fluctuations and Volatility

     We generally maintain large trading and investment positions, including merchant banking investments, in the fixed income, currency, commodity and equity markets, and in real estate and other assets. To the extent that we own assets, i.e., have long positions, in any of those markets, a downturn in those markets could result in losses from a decline in the value of those long positions. Conversely, to the extent that we have sold assets we do not own, i.e., have short positions, in any of those markets, an upturn in those markets could expose us to potentially unlimited losses as we attempt to cover our short positions by acquiring assets in a rising market. We may from time to time have a trading strategy consisting of holding a long position in one asset and a short position in another, from which we expect to earn revenues based on changes in the relative value of the two assets. If, however, the relative value of the two assets changes in a direction or manner that we did not anticipate or against which we are not hedged, we might realize a loss in those paired positions. In addition, we maintain substantial trading positions that can be adversely affected by the level of volatility in the financial markets, i.e., the degree to which trading prices fluctuate over a particular period, in a particular market, regardless of market levels.

Our Investment Banking Revenues May Decline in Adverse Market or Economic Conditions

     Unfavorable financial or economic conditions would likely reduce the number and size of transactions in which we provide underwriting, mergers and acquisitions advisory and other services. Our Investment Banking revenues, in the form of financial advisory and underwriting fees, are directly related to the number and size of the transactions in which we participate and would therefore be adversely affected by a sustained market downturn. In particular, our results of operations would be adversely affected by a significant reduction in the number or size of mergers and acquisitions transactions.

We May Generate Lower Revenues from Commissions and Asset Management Fees

     A market downturn would likely lead to a decline in the volume of transactions that we execute for our customers and, therefore, to a decline in the revenues we receive from commissions and spreads. In addition, because the fees that we charge for managing our clients' portfolios are in many cases based on the value of those portfolios, a market downturn that reduces the value of our clients' portfolios or increases the amount of withdrawals would reduce the revenue we receive from our asset management business.

     Even in the absence of a market downturn, below-market performance by our mutual funds may result in increased withdrawals and reduced inflows, which would reduce the revenue we receive from our asset management business.

Holding Large and Concentrated Positions May Expose Us to Large Losses

     Concentration of risk in the past has increased the losses that we have incurred in our arbitrage, market-making, block trading, merchant banking, underwriting and lending businesses and may continue to do so in the future. Goldman Sachs has committed substantial amounts of capital to these businesses, which often require Goldman Sachs to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. Moreover, the trend in all major capital markets is towards larger and more frequent commitments of capital in many of these activities. In particular, we are experiencing an increase in the number and size of block trades that we execute, and we expect this trend to continue.

Our Hedging Strategies May Not Prevent Losses

     If any of the variety of instruments and strategies we utilize to hedge our exposure to various types of risk are not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. For example, if we hold a long position in an asset, we may hedge this position by taking a short position in an asset where the short position has, historically, moved in a direction that would offset a change in value in the long position. However, these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Unexpected market developments may affect our hedging strategies.

A Prolonged Market Downturn Could Impair Our Operating Results

     While we encountered extremely difficult market conditions in mid-August to mid-October 1998, the financial markets rebounded late in the fourth quarter of fiscal 1998. At some time in the future, there may be a more sustained period of market decline or weakness that will leave us operating in a difficult market environment and subject us to the risks that we describe in this section for a longer period of time.

Market Risk May Increase the Other Risks That We Face

     In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, if we incur substantial trading losses, our need for liquidity could rise sharply while our access to liquidity could be impaired. In addition, in conjunction with a market downturn, our customers and counterparties could incur substantial losses of their own, thereby weakening their financial condition and increasing our credit risk to them. Our liquidity risk and credit risk are described below.

      OUR RISK MANAGEMENT POLICIES AND PROCEDURES MAY LEAVE US EXPOSED TO
                       UNIDENTIFIED OR UNANTICIPATED RISK

     We have devoted significant resources to developing our risk management policies and procedures and expect to continue to do so in the future. Nonetheless, our hedging strategies and other risk management techniques may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk, including risks that are unidentified or unanticipated. Some of our methods of managing risk are based upon our use of observed historical market behavior. As a result, these methods may not predict future risk exposures, which could be significantly greater than the historical measures indicate. For example, the market movements of the late third and early fourth quarters of fiscal 1998 were larger and involved greater divergences in relative asset values than we anticipated. This caused us to experience trading losses that were greater and recurred more frequently than some of our risk measures indicated were likely to occur.

     Other risk management methods depend upon evaluation of information regarding markets, clients or other matters that is publicly available or otherwise accessible by Goldman Sachs. This information may not in all cases be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and these policies and procedures may not be fully effective.

   LIQUIDITY RISK COULD IMPAIR OUR ABILITY TO FUND OPERATIONS AND JEOPARDIZE
                            OUR FINANCIAL CONDITION

     Liquidity, i.e., ready access to funds, is essential to our businesses. In addition to maintaining a cash position, we rely on three principal sources of liquidity: borrowing in the debt markets; access to the repurchase and securities lending markets; and selling securities and other assets.

An Inability to Access the Debt Markets Could Impair Our Liquidity

     We depend on continuous access to the debt capital markets to finance our day-to-day operations. An inability to raise money in the long-term or short-term debt capital markets, or an inability to access the repurchase and securities lending markets, could have a substantial negative effect on our liquidity. Our access to debt in amounts adequate to finance our activities could be impaired by factors that affect Goldman Sachs in particular or the financial services industry in general. For example, lenders could develop a negative perception of our long-term or short-term financial prospects if we incurred large trading losses, if the level of our business activity decreased due to a market downturn, if regulatory authorities took significant action against us or if we discovered that one of our employees had engaged in serious unauthorized or illegal activity. Our ability to borrow in the debt markets also could be impaired by factors that are not specific to Goldman Sachs, such as a severe disruption of the financial markets or negative views about the prospects for the investment banking, securities or financial services industries generally.

     We also depend on banks to finance our day-to-day operations. As a result of the recent consolidation in the banking industry, some of our lenders have merged or consolidated with other banks and financial institutions. While we have not been materially adversely affected to date, it is possible that further consolidation could lead to a loss of a number of our key banking relationships and a reduction in the amount of credit extended to us.

An Inability to Access the Short-Term Debt Markets Could Impair Our Liquidity

     We depend on the issuance of commercial paper and promissory notes as a principal source of unsecured short-term funding for our operations. Our liquidity depends to an important degree on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding commercial paper and promissory notes have no obligation to purchase new instruments when the outstanding instruments mature.

Our Liquidity Could Be Adversely Affected If Our Ability to Sell Assets Is Impaired

     If we were unable to borrow in the debt capital markets, we would need to liquidate assets in order to meet our maturing liabilities. In certain market environments, such as times of market volatility or uncertainty, overall market liquidity may decline. In a time of reduced liquidity, we may be unable to sell some of our assets, or we may have to sell assets at depressed prices, which could adversely affect our results of operations and financial condition.

     Our ability to sell our assets may be impaired if other market participants are seeking to sell similar assets into the market at the same time. In the late third and early fourth quarters of fiscal 1998, for example, the markets for some assets were adversely affected by simultaneous attempts by a number of institutions to sell similar assets.

A Reduction in Our Credit Ratings Could Adversely Affect Our Liquidity and Competitive Position and Increase Our Borrowing Costs

     Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. These ratings are assigned by rating agencies, which may reduce or withdraw their ratings or place Goldman Sachs on "credit watch" with negative implications at any time. Credit ratings are also important to Goldman Sachs when competing in certain markets and when seeking to engage in longer-term transactions, including over-the-counter derivatives. A reduction in our credit ratings could increase our borrowing costs and limit our access to the capital markets. This, in turn, could reduce our earnings and adversely affect our liquidity and competitive position.

     CREDIT RISK EXPOSES US TO LOSSES CAUSED BY FINANCIAL OR OTHER PROBLEMS
                          EXPERIENCED BY THIRD PARTIES

     We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties include our trading counterparties, customers, clearing agents, exchanges, clearing houses and other financial intermediaries as well as issuers whose securities we hold. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, from holding securities of third parties; entering into swap or other derivative contracts under which counterparties have long-term obligations to make payments to us; executing securities, futures, currency or commodity trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries; and extending credit to our clients through bridge or margin loans or other arrangements.

We May Suffer Significant Losses from Our Credit Exposures

     In recent years, we have significantly expanded our swaps and other derivatives businesses and placed a greater emphasis on providing credit and liquidity to our clients. As a result, our credit exposures have increased in amount and in duration. In addition, we have also experienced, due to competitive factors, pressure to assume longer-term credit risk, extend credit against less liquid collateral and price more aggressively the credit risks that we take.

Our Clients and Counterparties May Be Unable to Perform Their Obligations to Us as a Result of Economic or Political Conditions

     Country, regional and political risks are components of credit risk, as well as market risk. Economic or political pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain foreign exchange or credit and, therefore, to perform their obligations to us. See "-- We Are Exposed to Special Risks in Emerging and Other Markets" for a further discussion of our exposure to these risks.

Defaults by a Large Financial Institution Could Adversely Affect Financial Markets Generally and Us Specifically

     The commercial soundness of many financial institutions may be closely interrelated as a result of credit, trading, clearing or other relationships between the institutions. As a result, concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions. This is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis, and could adversely affect Goldman Sachs.

The Information That We Use in Managing Our Credit Risk May Be Inaccurate or Incomplete

     Although we regularly review our credit exposure to specific clients and counterparties and to specific industries, countries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to foresee or detect, such as fraud. We may also fail to receive full information with respect to the trading risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may find that we are undersecured, for example, as a result of sudden declines in market values that reduce the value of collateral.

   OPERATIONAL RISKS MAY DISRUPT OUR BUSINESSES, RESULT IN REGULATORY ACTION
                         AGAINST US OR LIMIT OUR GROWTH

     We face operational risk arising from mistakes made in the confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for. Our businesses are highly dependent on our ability to process, on a daily basis, a large number of transactions across numerous and diverse markets in many currencies, and the transactions we process have become increasingly complex. Consequently, we rely heavily on our financial, accounting and other data processing systems. If any of these systems do not operate properly or are disabled, we could suffer financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses. In recent years, we have substantially upgraded and expanded the capabilities of our data processing systems and other operating technology, and we expect that we will need to continue to upgrade and expand in the future to avoid disruption of, or constraints on, our operations.

   LEGAL AND REGULATORY RISKS ARE INHERENT AND SUBSTANTIAL IN OUR BUSINESSES

     Substantial legal liability or a significant regulatory action against Goldman Sachs could have a material adverse financial effect or cause significant reputational harm to Goldman Sachs, which in turn could seriously harm our business prospects.

Our Exposure to Legal Liability Is Significant

     We face significant legal risks in our businesses and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions, potential liability for the "fairness opinions" and other advice we provide to participants in corporate transactions and disputes over the terms and conditions of complex trading arrangements. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to tell them of the risks or that they were not authorized or permitted to enter into these transactions with us and that their obligations to Goldman Sachs are not enforceable. Particularly in our rapidly growing business focused on high-net-worth individuals, we are increasingly exposed to claims against Goldman Sachs for recommending investments that are not consistent with a client's investment objectives or engaging in unauthorized or excessive trading. During a prolonged market downturn, we would expect these types of claims to increase. We are also subject to claims arising from disputes with employees for alleged discrimination or harassment, among other things. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. We incur significant legal expenses every year in defending against litigation, and we expect to continue to do so in the future.

Extensive Regulation of Our Businesses Limits Our Activities and May Subject Us to Significant Penalties

     Goldman Sachs, as a participant in the financial services industry, is subject to extensive regulation by governmental and self-regulatory organizations in the United States and in virtually all other jurisdictions in which it operates around the world.

     The requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with Goldman Sachs and are not designed to protect our shareholders. Consequently, these regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements. We face the risk of significant intervention by regulatory authorities, including extended investigation and surveillance activity, adoption of costly or restrictive new regulations and judicial or administrative proceedings that may result in substantial penalties. Among other things, we could be fined or prohibited from engaging in some of our business activities.

Legal Restrictions on Our Clients May Reduce the Demand for Our Services

     New laws or regulations or changes in enforcement of existing laws or regulations applicable to our clients may also adversely affect our businesses. For example, changes in antitrust enforcement could affect the level of mergers and acquisitions activity and changes in regulation could restrict the activities of our clients and, therefore, the services we provide on their behalf.

  EMPLOYEE MISCONDUCT COULD HARM GOLDMAN SACHS AND IS DIFFICULT TO DETECT AND
                                     DETER

     There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct could occur. Misconduct by employees could include binding Goldman Sachs to transactions that exceed authorized limits or present unacceptable risks, or hiding from Goldman Sachs unauthorized or unsuccessful activities, which, in either case, may result in unknown and unmanaged risks or losses. Employee misconduct could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not be effective in all cases.

      THE FINANCIAL SERVICES INDUSTRY IS INTENSELY COMPETITIVE AND RAPIDLY
                                 CONSOLIDATING

     The financial services industry -- and all of our businesses -- are intensely competitive, and we expect them to remain so. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price. We have experienced intense price competition in some of our businesses in recent years, such as underwriting fees on investment grade debt offerings and privatizations. We believe that we may experience pricing pressures in these and other areas in the future as some of our competitors seek to obtain market share by reducing prices.

We Face Increased Competition Due to a Trend Toward Consolidation

     In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions. Many of these firms have the ability to offer a wide range of products, from loans, deposit-taking and insurance to brokerage, asset management and investment banking services, which may enhance their competitive position. They also have the ability to support investment banking and securities products with commercial banking, insurance and other financial services revenues in an effort to gain market share, which could result in pricing pressure in our businesses. Recently enacted federal financial reform legislation significantly expands the activities permissible for firms affiliated with a U.S. bank. This legislation may accelerate consolidation and increase competition in the financial services industry and will enable banking organizations to compete more effectively across a broad range of activities.

Consolidation Has Increased Our Need for Capital

     This trend toward consolidation and convergence has significantly increased the capital base and geographic reach of our competitors. This trend has also hastened the globalization of the securities and other financial services markets. As a result, we have had to commit capital to support our international operations and to execute large global transactions.

Our Ability to Expand Internationally Will Depend on Our Ability to Compete Successfully with Local Financial Institutions

     We believe that some of our most significant challenges and opportunities will arise outside the United States. In order to take advantage of these opportunities, we will have to compete successfully with financial institutions based in important non-U.S. markets, particularly in Europe. Some of these institutions are larger and better capitalized, and have a stronger local presence and a longer operating history in these markets.

  TECHNOLOGY IS CHANGING OUR BUSINESSES AND PRESENTING US WITH NEW CHALLENGES

     Technology is fundamental to our overall business strategy. The rapid growth of the Internet and e-commerce, and the introduction of new technology, are changing our businesses and presenting us with new challenges.

Our Revenues May Decline from Volatility or a Downturn in the Technology Sector

     We have made a significant commitment to providing investment banking advisory and underwriting services to the technology and related sectors, including communications, media and entertainment. If investment banking activity in these sectors were to decrease, our financial results could be adversely affected.

     In addition to our advisory activities, we have made substantial investments in technology and related businesses through our merchant banking activities. Volatility or a downturn in these sectors is likely to affect adversely the value of these investments. For example, the market declines in technology and telecommunications stocks in the second fiscal quarter of 2000 contributed to negative net revenues of $321 million in our principal investments.

Our Revenues May Decline or Expenditures May Increase Due to Competition from Alternative Trading Systems

     Securities and futures transactions are now being conducted through the Internet and other alternative, non-traditional trading systems, and it appears that the trend toward alternative trading systems will continue and probably accelerate. A dramatic increase in computer-based or other electronic trading may adversely affect our commission and trading revenues, disintermediate the firm from certain transaction flows, reduce our participation in the trading markets and the associated access to market information and lead to the creation of new and stronger competitors. We may also be required to make additional expenditures in order to develop or invest in new trading systems or otherwise to invest in technology to maintain our competitive position.

         WE ARE EXPOSED TO SPECIAL RISKS IN EMERGING AND OTHER MARKETS

     In conducting our businesses in major markets around the world, including many developing markets in Asia, Latin America and Eastern Europe, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. These risks range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into U.S. dollars or other currencies, or to take those dollars or other currencies out of those countries.

     To date, a relatively small part of our businesses has been conducted in emerging and other markets. As we expand our businesses in these areas, our exposure to these risks will increase.

Turbulence in Emerging Markets May Adversely Affect Our Businesses

     In the last several years, various emerging market countries have experienced severe economic and financial disruptions, including significant devaluations of their currencies and low or negative growth rates in their economies. The possible effects of these conditions include an adverse impact on our businesses and increased volatility in financial markets generally. Moreover, economic or market problems in a single country or region are increasingly affecting other markets generally. For example, the economic crisis in Russia in August 1998 adversely affected other emerging markets and led to turmoil in financial markets worldwide. A continuation of these situations could adversely affect global economic conditions and world markets and, in turn, could adversely affect our businesses. Among the risks are regional or global market downturns and, as noted above, increasing liquidity and credit risks.

Compliance with Local Laws and Regulations May Be Difficult

     In many countries, the laws and regulations applicable to the securities and financial services industries are uncertain and evolving, and it may be difficult for us to determine the exact requirements of local laws in every market. Our inability to remain in compliance with local laws in a particular foreign market could have a significant and negative effect not only on our businesses in that market but also on our reputation generally. We are also subject to the risk that transactions we structure might not be legally enforceable in all cases. See "-- Legal and Regulatory Risks Are Inherent and Substantial in Our Businesses -- Our Exposure to Legal Liability Is Significant" for additional information concerning these matters.

          OUR BUSINESSES MAY BE ADVERSELY AFFECTED BY AN INABILITY TO
                   RECRUIT, RETAIN AND MOTIVATE KEY EMPLOYEES

     Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition in the financial services industry for qualified employees is intense. We also compete for employees with high technology companies and other companies outside of the financial services industry. Our continued ability to compete effectively in our businesses depends on our ability to attract new employees and to retain and motivate our existing employees.

     In connection with our initial public offering and conversion of Goldman Sachs from partnership to corporate form, employees, other than the managing directors who were profit participating limited partners, received grants of restricted stock units, stock options or interests in a defined contribution plan. Since our initial public offering, we have also made, and anticipate making in the future, other equity-based awards to our employees. The incentives to attract, retain and motivate employees provided by these awards may not be effective.

     In connection with our initial public offering and the conversion of Goldman Sachs from partnership to corporate form, the managing directors who were profit participating limited partners received substantial amounts of common stock in exchange for their interests in Goldman Sachs. Because these shares of common stock were received in exchange for partnership interests, ownership of these shares is not dependent upon these managing directors' continued employment. While substantially all of these shares are subject to certain restrictions on transfer under a shareholders' agreement and under our plan of incorporation, the transfer restrictions under the shareholders' agreement and the plan of incorporation may be waived at any time and from time to time and have been waived in connection with the offerings. See "-- Our Share Price May Decline Due to the Large Number of Shares Eligible for Future Sale" for a discussion of the ability of the shareholders' committee that administers the shareholders' agreement to waive the transfer restrictions. The shareholders' committee consists, and is likely to continue to consist, of persons who are parties to the shareholders' agreement and who are both employees and members of the board of directors of The Goldman Sachs Group, Inc.

   GOLDMAN SACHS IS CONTROLLED BY ITS MANAGING DIRECTORS WHOSE INTERESTS MAY
                    DIFFER FROM THOSE OF OTHER SHAREHOLDERS

     Collectively, our managing directors beneficially own over 265,000,000 shares of common stock, or in excess of 60% of the total shares of common stock outstanding. They will beneficially own over 245,000,000 shares of common stock, or in excess of 50% of the total shares of common stock outstanding, upon completion of the offerings. Substantially all of these shares are subject to a shareholders' agreement, which provides for coordinated voting by the parties. Further, both Sumitomo Bank Capital Markets, Inc. and Kamehameha Activities Association, which together own approximately 10% of the total shares of voting common stock outstanding, and will own approximately 6% of the total shares of voting and nonvoting common stock outstanding upon completion of the offerings, have agreed to vote their shares of common stock in the same manner as a majority of the shares held by our managing directors are voted.

     As a result of these arrangements, the managing directors currently are able to elect our entire board of directors, control the management and policies of Goldman Sachs and, in general, determine, without the consent of the other shareholders, the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the assets of Goldman Sachs. The managing directors currently are able to prevent or cause a change in control of Goldman Sachs.

Provisions of Our Organizational Documents May Discourage an Acquisition of Goldman Sachs

     Our organizational documents contain provisions that impede the removal of directors and may discourage a third party from making a proposal to acquire us. For example, our board of directors may, without the consent of shareholders, issue preferred stock with greater voting rights than the common stock. See "Description of Capital Stock -- Certain Anti-Takeover Matters" for a discussion of these anti-takeover provisions.

   OUR SHARE PRICE MAY DECLINE DUE TO THE LARGE NUMBER OF SHARES ELIGIBLE FOR
                                  FUTURE SALE

     Future sales of substantial amounts of common stock in the public market or otherwise, or the perception that such sales may occur, could adversely affect the prevailing market price of the common stock. A substantial number of shares of common stock are eligible for future sale as described below:

     - Over 250,000,000 shares beneficially owned by the managing directors who were profit participating limited partners are transferable in three annual installments beginning in May 2002; the transfer restrictions on 16,128,400 of these shares (or 22,032,459 shares if the underwriters' options to purchase additional shares are exercised in full) were waived to permit certain of these managing directors to participate in the offerings; additional earlier sales could occur with the consent of the shareholders' committee;

     - 12,621,804 shares beneficially owned by Sumitomo Bank Capital Markets, Inc. and 10,987,711 shares beneficially owned by Kamehameha Activities Association may be sold in the offerings; with respect to their remaining shares (16,243,610 shares beneficially owned by Sumitomo Bank Capital Markets, Inc. (including 7,440,362 shares of nonvoting common stock) and 10,987,710 shares beneficially owned by Kamehameha Activities Association), Sumitomo Bank Capital Markets, Inc. and Kamehameha Activities Association have the right commencing May 8, 2001 to cause Goldman Sachs to register up to 13,105,596 of their shares of common stock in the aggregate, plus an additional 9,178,778 shares in the aggregate with the consent of Goldman Sachs, and up to 22,284,374 shares in the aggregate in each subsequent year; earlier sales could occur with the consent of our board of directors;

     - Over 15,000,000 shares beneficially owned by the former retired limited partners are transferable beginning in May 2002; earlier sales could occur with the consent of our board of directors;

     - Approximately 20,000,000 shares are deliverable to our employees pursuant to restricted stock units granted in connection with our initial public offering in two annual installments beginning in June 2001, assuming the relevant conditions are satisfied; and

     - Approximately 80,000,000 shares are deliverable to our employees in three annual installments beginning on or about the third anniversary of our initial public offering pursuant to restricted stock units and upon exercise of stock options granted in connection with our initial public offering and pursuant to contributions made to our defined contribution plan in connection with our initial public offering, in each case, assuming the relevant conditions are satisfied.

     We also pay a portion of our employees' compensation in equity-based awards and issue equity-based awards to help retain and motivate our employees. Shares may be delivered under these awards from time to time, in accordance with the applicable vesting and delivery provisions. In addition, on June 21, 2000, approximately 6,000,000 shares of common stock were delivered pursuant to restricted stock units granted to our employees in connection with our initial public offering.

     We intend to establish a program, beginning in the fourth fiscal quarter of 2000, to permit our former profit participating limited partners to sell, in a coordinated manner, a portion of their shares in accordance with the volume and manner of sale limitations of Rule 144 under the Securities Act of 1933.

     On July 31, 2000, the shareholders' committee permitted certain of our former profit participating limited partners to pledge a portion of their shares to obtain approximately $400,000,000 in loan commitments to make investments from time to time in certain of Goldman Sachs' merchant banking funds. The loan commitments are for five years, may be drawn upon from time to time and generally require that any loans be collateralized by shares of common stock with a market value four times that of the amount borrowed.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares of our common stock in the offerings.

                 PRICE RANGE OF OUR COMMON STOCK AND DIVIDENDS

     Our common stock commenced trading on the New York Stock Exchange under the symbol "GS" on May 4, 1999. Prior to that date, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low closing prices per share for our common stock as reported by the Consolidated Tape Association and the dividend declared per share of common stock and nonvoting common stock:

                                                                                 DIVIDEND
                                                                                 DECLARED
FISCAL YEAR 1999                                               HIGH      LOW     PER SHARE
----------------                                              -------   ------   ---------
Second fiscal quarter (from May 4, 1999 to May 28, 1999)....  $ 74.13   $64.50        --
Third fiscal quarter (May 29, 1999 to August 27, 1999)......    72.25    55.81     $0.12
Fourth fiscal quarter (August 28, 1999 to November 26,
  1999).....................................................    82.81    57.69      0.12

FISCAL YEAR 2000
----------------
First fiscal quarter (November 27, 1999 to February 25,
  2000).....................................................    94.19    74.50      0.12
Second fiscal quarter (February 26, 2000 to May 26, 2000)...   121.31    69.81      0.12
Third fiscal quarter (May 27, 2000 through August 1,
  2000).....................................................   106.00    72.00      0.12(1)

---------------

(1) This dividend is payable on August 24, 2000 to voting and nonvoting common stockholders of record on July 24, 2000. Purchasers of shares of common stock in the offerings will not be entitled to this dividend.

     On August 1, 2000, the last reported sales price for our common stock on the New York Stock Exchange was $100.75 per share. As of June 23, 2000, there were 1,711 holders of record of our common stock.

     The holders of our common stock and nonvoting common stock share proportionately on a per share basis in all dividends and other distributions declared by our board of directors.

     The declaration of dividends by Goldman Sachs is subject to the discretion of our board of directors. Our board of directors will take into account such matters as general business conditions, our financial results, capital requirements, contractual, legal and regulatory restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us, the effect on our debt ratings and such other factors as our board of directors may deem relevant.

     On March 20, 2000, our board of directors approved a common stock repurchase program authorizing the repurchase of up to 15 million shares of our common stock. The repurchase program will be effected from time to time, depending on market conditions and other factors, through open market purchases and privately negotiated transactions.

                              SELLING SHAREHOLDERS

     The following table sets forth:

     - the name of each selling shareholder;

     - the number of shares and the percentage of common stock beneficially owned by each selling shareholder before the offerings, if such selling shareholder owns more than one percent;

     - the number of shares of common stock being offered in the offerings by each selling shareholder; and

     - the number of shares and the percentage of common stock to be beneficially owned by each selling shareholder after the completion of the offerings, if such selling shareholder will own more than one percent.

     Unless otherwise specified below, each selling shareholder, other than Sumitomo Bank Capital Markets, Inc. and Kamehameha Activities Association, is a current or former managing director of Goldman Sachs and is a party to the shareholders' agreement.

                                SHARES BENEFICIALLY                       SHARES BENEFICIALLY
                                    OWNED BEFORE                              OWNED AFTER
                                     OFFERINGS                                 OFFERINGS
                                --------------------     NUMBER OF        --------------------
             NAME                 NUMBER     PERCENT   SHARES OFFERED       NUMBER     PERCENT
             ----               ----------   -------   --------------     ----------   -------
Sumitomo Bank Capital Markets,
  Inc.(1).....................  28,865,414     6.3%      12,621,804       16,243,610     3.6%
Kamehameha Activities
  Association(2)..............  21,975,421     4.9       10,987,711       10,987,710     2.5
Bradley I. Abelow.............      *          *             37,064           *          *
Andrew M. Alper...............      *          *             38,840           *          *
Armen A. Avanessians..........      *          *            109,564           *          *
David Baum....................      *          *             38,109           *          *
Ron E. Beller.................      *          *             76,309           *          *
Milton R. Berlinski...........      *          *             61,497           *          *
Lloyd C. Blankfein............      *          *            194,200           *          *
David W. Blood................      *          *             64,733           *          *
Daniel G. Brennan.............      *          *             12,013(11)       *          *
Peter L. Briger, Jr...........      *          *             78,980           *          *
Richard J. Bronks.............      *          *             38,553           *          *
Lawrence R. Buchalter.........      *          *             72,361           *          *
Christopher J. Carrera........      *          *             38,172           *          *
Mary Ann Casati...............      *          *             38,193           *          *
Andrew A. Chisholm............      *          *             40,216(11)       *          *
Zachariah Cobrinik............      *          *            101,542           *          *
Gary D. Cohn..................      *          *            133,875           *          *
Christopher A. Cole...........      *          *             97,100           *          *
Carlos A. Cordeiro............      *          *            141,577           *          *
Henry Cornell.................      *          *             66,941           *          *
Jon S. Corzine................      *          *            411,668           *          *
Frank L. Coulson, Jr..........      *          *            152,123           *          *
Randolph L. Cowen.............      *          *             69,709           *          *
Timothy D. Dattels............      *          *             72,406           *          *
Gavyn Davies..................      *          *            219,572           *          *
David A. Dechman..............      *          *             37,937           *          *
Robert V. Delaney, Jr.........      *          *            113,676           *          *

                                SHARES BENEFICIALLY                       SHARES BENEFICIALLY
                                    OWNED BEFORE                              OWNED AFTER
                                     OFFERINGS                                 OFFERINGS
                                --------------------     NUMBER OF        --------------------
             NAME                 NUMBER     PERCENT   SHARES OFFERED       NUMBER     PERCENT
             ----               ----------   -------   --------------     ----------   -------
Alexander C. Dibelius.........      *          *             24,481           *          *
John O. Downing...............      *          *            129,467           *          *
C. Steven Duncker.............      *          *             48,550           *          *
Glenn P. Earle................      *          *             72,332           *          *
Paul S. Efron.................      *          *             38,840           *          *
Pieter Maarten Feenstra.......      *          *             40,216           *          *
Lawton W. Fitt................      *          *            112,455           *          *
David B. Ford.................      *          *             71,207           *          *
Edward C. Forst...............      *          *             32,367           *          *
Christopher G. French.........      *          *             39,391           *          *
Richard A. Friedman...........      *          *            226,567           *          *
Joseph D. Gatto...............      *          *            113,267           *          *
Peter C. Gerhard..............      *          *            135,070           *          *
Jeffrey B. Goldenberg.........      *          *             25,524           *          *
Jacob D. Goldfield............      *          *            205,203           *          *
Amy O. Goodfriend.............      *          *             25,893           *          *
Andrew M. Gordon..............      *          *             32,367           *          *
Geoffrey T. Grant.............      *          *             68,904           *          *
Joseph D. Gutman..............      *          *             46,940           *          *
Robert S. Harrison............      *          *             79,110           *          *
Thomas J. Healey..............      *          *            142,100           *          *
Sylvain M. Hefes..............      *          *            159,440(11)       *          *
David B. Heller...............      *          *             64,733           *          *
Mary C. Henry.................      *          *             71,094           *          *
Jacquelyn M. Hoffman-Zehner...      *          *             55,658           *          *
M. Blair Hull(3)..............      *          *            243,599(11)       *          *
Timothy J. Hunter(4)..........      *          *              4,531(11)       *          *
Fern Hurst(5).................      *          *             32,367           *          *
Robert J. Hurst(6)............      *          *            184,490           *          *
Timothy J. Ingrassia..........      *          *             39,492           *          *
Reuben Jeffery III............      *          *            143,700           *          *
Stefan J. Jentzsch............      *          *             36,420           *          *
Barry A. Kaplan...............      *          *             71,228           *          *
Robert J. Katz(7).............      *          *            178,016           *          *
Kevin W. Kennedy..............      *          *            209,289           *          *
Douglas W. Kimmelman..........      *          *             69,610           *          *
Bradford C. Koenig............      *          *             79,039           *          *
Jonathan L. Kolatch...........      *          *             84,177           *          *
David G. Lambert..............      *          *             56,251           *          *
Thomas D. Lasersohn...........      *          *             38,566           *          *
Matthew G. L'Heureux..........      *          *             37,545           *          *
Lawrence H. Linden............      *          *            132,344           *          *
Robert Litterman..............      *          *            106,951           *          *
Robert H. Litzenberger........      *          *             38,806           *          *
James Lodas(4)................      *          *              1,942(11)       *          *
Jonathan M. Lopatin...........      *          *             93,992           *          *
Michael R. Lynch..............      *          *            168,307           *          *
Ronald G. Marks...............      *          *             72,561           *          *
Eff W. Martin.................      *          *            191,440           *          *

                                SHARES BENEFICIALLY                       SHARES BENEFICIALLY
                                    OWNED BEFORE                              OWNED AFTER
                                     OFFERINGS                                 OFFERINGS
                                --------------------     NUMBER OF        --------------------
             NAME                 NUMBER     PERCENT   SHARES OFFERED       NUMBER     PERCENT
             ----               ----------   -------   --------------     ----------   -------
John P. McNulty...............      *          *            214,876           *          *
E. Scott Mead.................      *          *            122,993           *          *
T. Willem Mesdag..............      *          *             32,367           *          *
Eric M. Mindich...............      *          *            134,386           *          *
Steven T. Mnuchin.............      *          *            135,930           *          *
Karsten N. Moller.............      *          *             73,149(11)       *          *
Thomas K. Montag..............      *          *            132,233           *          *
Robert B. Morris III..........      *          *            169,820           *          *
Michael P. Mortara............      *          *            254,868           *          *
Sharmin Mossavar-Rahmani......      *          *            113,283           *          *
Edward A. Mule................      *          *            113,283           *          *
Thomas S. Murphy, Jr..........      *          *             38,840           *          *
Avi M. Nash...................      *          *             38,840           *          *
Daniel M. Neidich.............      *          *            261,904           *          *
Kipp M. Nelson................      *          *             86,543           *          *
Robin Neustein................      *          *            174,061           *          *
Suzanne M. Nora Johnson.......      *          *            139,532           *          *
Michael E. Novogratz..........      *          *             37,064           *          *
Alok Oberoi...................      *          *             64,733(11)       *          *
Terence J. O'Neill............      *          *            130,590           *          *
Timothy J. O'Neill............      *          *            152,771           *          *
Donald C. Opatrny, Jr.........      *          *            196,140           *          *
Robert J. O'Shea..............      *          *            135,423           *          *
Greg M. Ostroff...............      *          *             39,123           *          *
Robert J. Pace................      *          *             37,417           *          *
Gregory K. Palm(8)............      *          *            166,593           *          *
Scott M. Pinkus...............      *          *            180,004           *          *
John J. Powers................      *          *            161,833           *          *
Michael A. Price..............      *          *             38,648           *          *
Scott Prince..................      *          *             38,184           *          *
Stephen D. Quinn..............      *          *            136,339           *          *
Michael G. Rantz..............      *          *            122,086           *          *
Girish V. Reddy...............      *          *             57,254           *          *
Arthur J. Reimers III.........      *          *            149,929           *          *
James P. Riley, Jr............      *          *            182,446           *          *
Simon M. Robertson............      *          *            111,876           *          *
J. David Rogers...............      *          *             80,917           *          *
Emmanuel Roman................      *          *             39,123(11)       *          *
Ralph F. Rosenberg............      *          *             37,108           *          *
Stuart M. Rothenberg..........      *          *             78,900           *          *
Michael S. Rubinoff...........      *          *             38,488           *          *
Richard M. Ruzika.............      *          *             37,007           *          *
Jeri Lynn Ryan(5).............      *          *             21,658           *          *
Michael D. Ryan...............      *          *             32,367           *          *
Joseph Sassoon................      *          *            121,251           *          *
Muneer A. Satter..............      *          *             68,532           *          *
Jonathan S. Savitz............      *          *             37,930           *          *
Peter Savitz..................      *          *            101,684           *          *
Howard B. Schiller............      *          *             79,212           *          *

                                SHARES BENEFICIALLY                       SHARES BENEFICIALLY
                                    OWNED BEFORE                              OWNED AFTER
                                     OFFERINGS                                 OFFERINGS
                                --------------------     NUMBER OF        --------------------
             NAME                 NUMBER     PERCENT   SHARES OFFERED       NUMBER     PERCENT
             ----               ----------   -------   --------------     ----------   -------
Antoine Schwartz..............      *          *             40,457           *          *
Eric S. Schwartz..............      *          *            133,528           *          *
Charles B. Seelig, Jr.........      *          *            135,368           *          *
Steven M. Shafran.............      *          *             56,504           *          *
Richard G. Sherlund...........      *          *            112,714           *          *
Michael S. Sherwood...........      *          *            129,113           *          *
Howard A. Silverstein.........      *          *             89,332           *          *
Dinakar Singh.................      *          *             37,916           *          *
Christian J. Siva-Jothy.......      *          *             35,603           *          *
Cody J Smith..................      *          *             95,172           *          *
Jonathan S. Sobel.............      *          *             37,831           *          *
Marc A. Spilker...............      *          *             70,508           *          *
Daniel W. Stanton.............      *          *            119,757           *          *
Esta E. Stecher...............      *          *             98,590           *          *
Cathrine S. Steck(5)..........      *          *             29,130           *          *
Fredric E. Steck..............      *          *             38,840           *          *
Hsueh J. Sung.................      *          *             39,918(11)       *          *
Peter D. Sutherland S.C.......      *          *            145,031(11)       *          *
Gene T. Sykes.................      *          *            129,467           *          *
Mark R. Tercek................      *          *             81,969           *          *
Donald F. Textor..............      *          *            125,735           *          *
John R. Tormondsen............      *          *             48,550           *          *
Leslie C. Tortora(9)..........      *          *            165,109           *          *
John L. Townsend III..........      *          *            133,632           *          *
Byron D. Trott................      *          *             77,680           *          *
Robert B. Tudor III...........      *          *             38,744           *          *
Malcolm B. Turnbull...........      *          *             40,457(11)       *          *
John E. Urban.................      *          *             25,893           *          *
Lee G. Vance..................      *          *            158,393           *          *
George H. Walker IV...........      *          *             38,929           *          *
Thomas B. Walker III..........      *          *            179,463           *          *
Patrick J. Ward...............      *          *            229,699           *          *
George W. Wellde, Jr..........      *          *            129,467           *          *
Kendrick R. Wilson III........      *          *            100,363           *          *
Jon Winkelried................      *          *            214,643           *          *
Steven J. Wisch...............      *          *             69,390           *          *
Richard E. Witten.............      *          *            129,467           *          *
Tracy R. Wolstencroft.........      *          *            113,487           *          *
Danny O. Yee..................      *          *             99,464           *          *
Gregory H. Zehner.............      *          *             69,795           *          *
Joseph R. Zimmel..............      *          *            175,345           *          *
Barry L. Zubrow(10)...........      *          *            194,200           *          *
Mark A. Zurack................      *          *             93,525           *          *
                                                         ----------
     Total....................                           40,000,000
                                                         ==========

---------------
  * Before the offerings this selling shareholder owns, and after the completion of the offerings he or she will own, less than 1% of the outstanding shares of common stock of The Goldman Sachs Group, Inc.

 (1) Includes 7,440,362 shares of common stock that Sumitomo Bank Capital Markets, Inc. would receive upon the conversion of its 7,440,362 shares of nonvoting common stock. For a description of the nonvoting common stock, see "Description of Capital Stock -- Nonvoting Common Stock".

     Sumitomo Bank Capital Markets, Inc. in the ordinary course of business enters into derivative contracts and other transactions with Goldman Sachs. These contracts and other transactions are negotiated on an arm's-length basis and contain customary terms and conditions.

 (2) Kamehameha Activities Association is the owner of the shares to be offered. The Estate of Bernice Pauahi Bishop, an affiliate of Kamehameha Activities Association, is joining in and consenting to the sale.

     Kamehameha Activities Association in the ordinary course of business is an investor in a number of Goldman Sachs' merchant banking funds and from time to time is a party to other transactions with Goldman Sachs. These investments and transactions are negotiated on an arm's-length basis and contain customary terms and conditions.

 (3) This selling shareholder is a former employee of Goldman Sachs and a former owner of our Hull subsidiary.

 (4) This selling shareholder is a vice president of Goldman Sachs and a former owner of our Hull subsidiary.

 (5) This selling shareholder is not an employee of Goldman Sachs, but is a party to the shareholders' agreement.

 (6) This selling shareholder is a director and the Vice Chairman of The Goldman Sachs Group, Inc.

 (7) This selling shareholder is General Counsel and an Executive Vice President of The Goldman Sachs Group, Inc.

 (8) This selling shareholder is General Counsel and an Executive Vice President of The Goldman Sachs Group, Inc.

 (9) This selling shareholder is the Chief Information Officer and an Executive Vice President of The Goldman Sachs Group, Inc.

(10) This selling shareholder is the Chief Administrative Officer and an Executive Vice President of The Goldman Sachs Group, Inc.

(11) Includes shares held by a family limited partnership, trust, limited liability company or corporation of which the selling shareholder and/or his immediate family members are the sole partners, beneficiaries or equity owners.

     The shareholders' committee under the shareholders' agreement has agreed to waive certain transfer restrictions, and our board of directors has granted registration rights as described below, in order to permit the former profit participating limited partners in The Goldman Sachs Group, L.P. to sell 16,128,400 shares in the offerings (or 22,032,459 shares if the underwriters' options to purchase additional shares are exercised in full). See "Risk
Factors -- Our Share Price May Decline Due to the Large Number of Shares Eligible for Future Sale" for a discussion of the transfer restrictions to be waived by the shareholders' committee and "Description of Capital
Stock -- Charter Provisions Approving Certain Actions" for a description of the authority under which our board of directors granted our former profit participating limited partners registration rights.

     The 16,128,400 shares of common stock offered for sale by our former profit participating limited partners (or 22,032,459 shares if the underwriters' options to purchase additional shares are exercised in full) represent approximately 6.3% of the total shares beneficially owned by them (or approximately 8.6% if the underwriters' options to purchase additional shares are exercised in full). No former profit participating limited partner is selling in excess of 15% of the shares of common stock he or she beneficially owns. None of Henry M. Paulson, Jr., Chairman and Chief Executive Officer, John
A. Thain and John L. Thornton, Presidents and Co-Chief Operating Officers, and David A. Viniar, Chief Financial Officer, is selling shares in the offerings.

REGISTRATION RIGHTS INSTRUMENT

     Our board of directors has exercised its authority under our plan of incorporation and charter to adopt a supplement to our existing registration rights instrument to register the shares of common stock being offered by our former profit participating limited partners and the former owners of our Hull subsidiary. You should refer to the exhibits that are part of the registration statement for a copy of the registration rights instrument and the supplemental registration rights instrument. See "Available Information". We also have agreed in the registration rights instrument, as supplemented, to indemnify these sellers against certain liabilities, including liabilities arising under the Securities Act of 1933.

                          DESCRIPTION OF CAPITAL STOCK

     Pursuant to our amended and restated certificate of incorporation, our authorized capital stock consists of 4,350,000,000 shares, each with a par value of $0.01 per share, of which:

     - 150,000,000 shares are designated as preferred stock;

     - 4,000,000,000 shares are designated as common stock, 447,131,851 shares of which were outstanding as of July 28, 2000; and

     - 200,000,000 shares are designated as nonvoting common stock, 7,440,362 shares of which were outstanding as of July 28, 2000.

All outstanding shares of common stock and nonvoting common stock are validly issued, fully paid and nonassessable.

     The shareholders' agreement contains provisions relating to the voting and disposition of certain shares of common stock. See "Risk Factors -- Our Businesses May Be Adversely Affected by an Inability to Recruit, Retain and Motivate Key Employees" and "-- Goldman Sachs Is Controlled by Its Managing Directors Whose Interests May Differ from Those of Other Shareholders" for a discussion of those provisions.

                                PREFERRED STOCK

     Our authorized capital stock includes 150,000,000 shares of preferred stock. Our board of directors is authorized to divide the preferred stock into series and, with respect to each series, to determine the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of common stock and which could have certain anti-takeover effects.

     Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of any series of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by resolution adopted by our board of directors and approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of capital stock entitled to vote on the matter, voting together as a single class.

                                  COMMON STOCK

     Each holder of common stock is entitled to one vote for each share owned of record on all matters submitted to a vote of shareholders. There are no cumulative voting rights. Accordingly, the holders of a plurality of the shares of common stock voting for the election of directors can elect all the directors if they choose to do so, subject to any voting rights of holders of preferred stock to elect directors. For a discussion of the ability of the parties to the shareholders' agreement to elect all of our directors, see "Risk
Factors -- Goldman Sachs Is Controlled by Its Managing Directors Whose Interests May Differ from Those of Other Shareholders".

     Subject to the preferential rights of any holders of any outstanding series of preferred stock, the holders of common stock, together with the holders of the nonvoting common stock, are entitled to such dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by our board of directors from legally available funds. Subject to the preferential rights of holders of any outstanding series of preferred stock, upon our liquidation, dissolution or winding-up and after payment of all prior claims, the holders of common stock, with the shares of the common stock and the nonvoting common stock being considered as a single class for this purpose, will be entitled to receive pro rata all our assets. Any dividend in shares of common stock paid on or with respect to shares of common stock may be paid only with shares of common stock. Other than the shareholder protection rights discussed below, holders of common stock have no redemption or conversion rights or preemptive rights to purchase or subscribe for securities of Goldman Sachs.

                             NONVOTING COMMON STOCK

     The nonvoting common stock has the same rights and privileges as, ranks equally and shares proportionately with, and is identical in all respects as to all matters to, the common stock, except that the nonvoting common stock has no voting rights other than those voting rights required by law. All of the outstanding shares of nonvoting common stock are beneficially owned by Sumitomo Bank Capital Markets, Inc. on the date of this prospectus.

     Our board of directors will not declare or pay dividends, and no dividend will be paid, with respect to any outstanding share of common stock or nonvoting common stock, unless, simultaneously, the same dividend is paid with respect to each share of common stock and nonvoting common stock, except that in the case of any dividend in the form of capital stock of a subsidiary of Goldman Sachs, the capital stock of the subsidiary distributed to holders of common stock may differ from the capital stock of the subsidiary distributed to holders of the nonvoting common stock to the extent and only to the extent that the common stock and the nonvoting common stock differ. Any dividend paid on or with respect to nonvoting common stock may be paid only with shares of nonvoting common stock.

     The nonvoting common stock will, upon transfer by Sumitomo Bank Capital Markets, Inc. to a third party, and in certain other circumstances, convert into shares of common stock on a one-for-one basis. The nonvoting common stock has standard anti-dilution provisions.

                         SHAREHOLDER PROTECTION RIGHTS

     Each share of common stock and nonvoting common stock has attached to it a shareholder protection right. The shareholder protection rights are currently represented only by the certificates for the shares and will not trade separately from the shares unless and until:

     - it is announced by Goldman Sachs that a person or group has become the beneficial owner of 15% or more of the outstanding common stock (other than persons deemed to beneficially own common stock solely because they are parties to the shareholders' agreement, members of the shareholders' committee or certain other persons)(an "acquiring person"); or

     - ten business days (or such later date as our board of directors may fix by resolution) after the date a person or group commences a tender or exchange offer that would result in such person or group becoming an acquiring person.

If and when the shareholder protection rights separate and prior to the date of the announcement by Goldman Sachs that any person has become an acquiring person, each shareholder protection right will entitle the holder to purchase, in the case of shareholder protection rights relating to the common stock, 1/100 of a share of Series A participating preferred stock or, in the case of shareholder protection rights relating to the nonvoting common stock, 1/100 of a share of Series B participating preferred stock, in each case, for an exercise price of $250. Each 1/100 of a share of Series A participating preferred stock and Series B participating preferred stock would have economic and voting terms equivalent to one share of common stock and nonvoting common stock, respectively.

     Upon the date of the announcement by Goldman Sachs that any person or group has become an acquiring person, each shareholder protection right (other than shareholder protection rights beneficially owned by the acquiring person or their transferees, which shareholder protection rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of common stock or, in the case of shareholder protection rights relating to nonvoting common stock, a number of shares of nonvoting common stock having a market value of twice the exercise price. Also, if, after the date of the announcement by Goldman Sachs that any person has become an acquiring person, the acquiring person controls our board of directors and:

     - Goldman Sachs is involved in a merger or similar form of business combination and (i) any term of the transaction provides for different treatment of the shares of capital stock held by the acquiring person as compared to the shares of capital stock held by all other shareholders or
       (ii) the person with whom such transaction occurs is the acquiring person or an affiliate thereof; or

     - Goldman Sachs sells or transfers assets representing more than 50% of its assets or generating more than 50% of its operating income or cash flow to any person other than Goldman Sachs or its wholly owned subsidiaries, then each shareholder protection right will entitle its holder to purchase, for the exercise price, a number of shares (A) with respect to shareholder protection rights relating to the common stock, of capital stock with the greatest voting power in respect of the election of directors and (B) with respect to shareholder protection rights relating to the nonvoting common stock, of capital stock identical to the stock described in clause (A) except with voting provisions identical to that of the nonvoting common stock, of either the acquiring person or the other party to such transaction, depending on the circumstances of the transaction, having a market value of twice the exercise price. If any person or group acquires from 15% to and including 50% of the common stock, our board of directors may, at its option, exchange each outstanding shareholder protection right, except for those held by an acquiring person or their transferees, for one share of common stock or, in the case of shareholder protection rights relating to nonvoting common stock, one share of nonvoting common stock.

     The shareholder protection rights may be redeemed by our board of directors for $0.01 per shareholder protection right prior to the date of the announcement by Goldman Sachs that any person has become an acquiring person. Our charter permits this redemption right to be exercised by our board of directors (or certain directors specified or qualified by the terms of the instrument governing the shareholder protection rights).

     The shareholder protection rights will not prevent a takeover of Goldman Sachs. However, these rights may cause substantial dilution to a person or group that acquires 15% or more of the common stock unless the shareholder protection rights are first redeemed by our board of directors.

              LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our charter provides that a director of Goldman Sachs will not be liable to Goldman Sachs or its shareholders for monetary damages for breach of fiduciary duty as a director, except in certain cases where liability is mandated by the Delaware General Corporation Law. Our by-laws provide for indemnification, to the fullest extent permitted by law, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of Goldman Sachs, or is or was a director of a subsidiary of Goldman Sachs, or is or was a member of the shareholders' committee acting under the shareholders' agreement or, at the request of Goldman Sachs, serves or served as a director or officer of or in any other capacity for, or in relation to, any other enterprise, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the action, suit or proceeding. Our by-laws also provide that, to the extent authorized from time to time by our board of directors, Goldman Sachs may provide to any one or more employees and other agents of Goldman Sachs or any subsidiary or other enterprise, rights of indemnification and to receive payment or reimbursement of expenses, including attorneys' fees, that are similar to the rights conferred by the by-laws on directors and officers of Goldman Sachs or any subsidiary or other enterprise.

                  CHARTER PROVISIONS APPROVING CERTAIN ACTIONS

     Our charter provides that our board of directors may determine to take the following actions, in its sole discretion, and Goldman Sachs and each shareholder of Goldman Sachs will, to the fullest extent permitted by law, be deemed to have approved and ratified, and waived any claim relating to, the taking of any of these actions:

     - causing Goldman Sachs to register with the SEC for resale shares of common stock held by our directors, employees and former directors and employees and our subsidiaries and affiliates and former partners and employees of The Goldman Sachs Group, L.P. and its subsidiaries and affiliates as discussed under "Risk Factors -- Our Share Price May Decline Due to the Large Number of Shares Eligible for Future Sale"; and

     - making payments to, and other arrangements with, certain former limited partners of Goldman Sachs, including managing directors who were profit participating limited partners, in order to compensate them for, or to prevent, significantly disproportionate adverse tax or other consequences arising out of our incorporation.

     Our board of directors has exercised its authority under the charter provision discussed above to grant registration rights to certain selling shareholders in the offerings as described under "Selling
Shareholders -- Registration Rights Instrument".

              SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Goldman Sachs is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or a transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or, in certain cases, within the preceding three years, did own) 15% or more of the corporation's outstanding voting stock. Under Section 203, a business combination between Goldman Sachs and an interested stockholder is prohibited unless it satisfies one of the following conditions:

     - prior to the time the stockholder became an interested stockholder, the board of directors of Goldman Sachs must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of Goldman Sachs outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and officers); or

     - the business combination is approved by the board of directors of Goldman Sachs and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Our board of directors has adopted a resolution providing that neither the shareholders' agreement nor the voting agreements of Sumitomo Bank Capital Markets, Inc. and Kamehameha Activities Association will create an "interested stockholder".

                         CERTAIN ANTI-TAKEOVER MATTERS

     Our charter and by-laws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

CLASSIFIED BOARD OF DIRECTORS

     Our charter provides for a board of directors divided into three classes, with one class to be elected each year to serve for a three-year term. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of our board of directors. In addition, the shareholders of Goldman Sachs can only remove directors for cause by the affirmative vote of the holders of not less than 80% of the outstanding shares of capital stock of Goldman Sachs entitled to vote in the election of directors. Vacancies on our board of directors may be filled only by our board of directors. The classification of directors and the inability of shareholders to remove directors without cause or to fill vacancies on the board of directors makes it more difficult to change the composition of our board of directors, but promotes a continuity of existing management.

CONSTITUENCY PROVISION

     In accordance with our charter, a director of Goldman Sachs may (but is not required to) in taking any action (including an action that may involve or relate to a change or potential change in control of Goldman Sachs) consider, among other things, the effects that Goldman Sachs' actions may have on other interests or persons (including its employees, former partners of The Goldman Sachs Group, L.P. and the community) in addition to our shareholders.

ADVANCE NOTICE REQUIREMENTS

     Our by-laws establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of shareholders of Goldman Sachs. These procedures provide that notice of such shareholder proposals must be timely given in writing to the Secretary of Goldman Sachs prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the principal executive offices of Goldman Sachs not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.

NO ABILITY OF SHAREHOLDERS TO CALL SPECIAL MEETINGS

     Our charter and by-laws deny shareholders the right to call a special meeting of shareholders. Our charter and by-laws provide that special meetings of the shareholders may be called only by a majority of the board of directors.

NO WRITTEN CONSENT OF SHAREHOLDERS

     Our charter requires all shareholder actions to be taken by a vote of the shareholders at an annual or special meeting, and does not permit our shareholders to act by written consent, without a meeting.

MAJORITY VOTE NEEDED FOR SHAREHOLDER PROPOSALS

     Our by-laws require that any shareholder proposal be approved by a majority of all of the outstanding shares of common stock and not by only a majority of the shares present at the meeting and entitled to vote. This requirement may make it more difficult to approve shareholder resolutions.

AMENDMENT OF BY-LAWS AND CHARTER

     Our charter requires the approval of not less than 80% of the voting power of all outstanding shares of Goldman Sachs' capital stock entitled to vote to amend any by-law by shareholder action or the charter provisions described in this section. Those provisions make it more difficult to dilute the anti-takeover effects of our by-laws and our charter.

BLANK CHECK PREFERRED STOCK

     Our charter provides for 150,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of Goldman Sachs by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in the best interests of Goldman Sachs, the board of directors could cause shares of preferred stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquiror or insurgent shareholder or shareholder group. In this regard, the charter grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock and nonvoting common stock. The issuance may also adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deterring or preventing a change in control of Goldman Sachs.

                                    LISTING

     The common stock is listed on the NYSE.

                                 TRANSFER AGENT

     The transfer agent for the common stock is ChaseMellon Shareholder Services, L.L.C.

                                  UNDERWRITING

     The Goldman Sachs Group, Inc., the selling shareholders and the underwriters for the U.S. offering (the "U.S. underwriters") named below have entered into an underwriting agreement with respect to the shares being offered in the United States and Canada. Subject to certain conditions, each U.S. underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Banc of America Securities LLC, Bear, Stearns & Co. Inc., Chase Securities Inc., Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc., Donaldson, Lufkin & Jenrette Securities Corporation, A.G. Edwards & Sons, Inc., FleetBoston Robertson Stephens Inc., Edward D. Jones & Co., L.P., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, PaineWebber Incorporated, Prudential Securities Incorporated and Salomon Smith Barney Inc. are the representatives of the U.S. underwriters.

                  U.S. Underwriters                       Number of Shares
                  -----------------                       ----------------
Goldman, Sachs & Co. .................................       16,625,000
Banc of America Securities LLC........................          900,000
Bear, Stearns & Co. Inc. .............................          900,000
Chase Securities Inc. ................................          900,000
Credit Suisse First Boston Corporation................          900,000
Deutsche Bank Securities Inc. ........................          900,000
Donaldson, Lufkin & Jenrette Securities Corporation...          900,000
A.G. Edwards & Sons, Inc. ............................          900,000
FleetBoston Robertson Stephens Inc....................          900,000
Edward D. Jones & Co., L.P. ..........................          900,000
Lehman Brothers Inc...................................          900,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated....          900,000
J.P. Morgan Securities Inc............................          900,000
Morgan Stanley & Co. Incorporated.....................          900,000
PaineWebber Incorporated..............................          900,000
Prudential Securities Incorporated....................          900,000
Salomon Smith Barney Inc..............................          900,000
Sanford C. Bernstein & Co., Inc.......................           75,000
William Blair & Company, L.L.C. ......................           75,000
Blaylock & Partners, L.P..............................           75,000
CIBC World Markets Corp...............................           75,000
First Union National Bank ............................           75,000
Guzman & Company......................................           75,000
Lazard Freres & Co. LLC...............................           75,000
BMO Nesbitt Burns Corp................................           75,000
RBC Dominion Securities Corporation...................           75,000
Scotia Capital (USA) Inc..............................           75,000
Muriel Siebert & Co., Inc.............................           75,000
Wit SoundView Corporation.............................           75,000
TD Securities (USA) Inc. .............................           75,000
Utendahl Capital Partners, L.P. ......................           75,000
Wasserstein Perella Securities, Inc. .................           75,000
Thomas Weisel Partners LLC............................           75,000
The Williams Capital Group, L.P. .....................           75,000
Advest, Inc...........................................           50,000

                  U.S. Underwriters                       Number of Shares
                  -----------------                       ----------------
Robert W. Baird & Co. Incorporated....................           50,000
M.R. Beal & Company...................................           50,000
Chatsworth Securities LLC.............................           50,000
Dain Rauscher Incorporated............................           50,000
Doley Securities, Inc. ...............................           50,000
Epoch Securities, Inc.................................           50,000
Gruntal & Co., L.L.C..................................           50,000
Keefe, Bruyette & Woods, Inc..........................           50,000
Legg Mason Wood Walker, Incorporated..................           50,000
Loop Capital Markets, LLC.............................           50,000
McDonald Investments Inc., A KeyCorp Company..........           50,000
Neuberger Berman, LLC.................................           50,000
Ormes Capital Markets, Inc............................           50,000
Putnam, Lovell, de Guardiola & Thornton, Inc. ........           50,000
Ramirez & Co., Inc....................................           50,000
Raymond James & Associates, Inc.......................           50,000
Scott & Stringfellow, Inc.............................           50,000
Stephens Inc. ........................................           50,000
Stifel, Nicolaus & Company, Incorporated..............           50,000
Sutro & Co. Incorporated..............................           50,000
Tucker Anthony Incorporated...........................           50,000
Wachovia Securities, Inc..............................           50,000
Adams, Harkness & Hill, Inc. .........................           25,000
Apex Pryor Securities, Inc., a division of Rice
  Financial Products Company..........................           25,000
Arnhold and S. Bleichroeder, Inc. ....................           25,000
George K. Baum & Company..............................           25,000
The Buckingham Research Group Incorporated............           25,000
Burnham Securities Inc................................           25,000
The Chapman Company...................................           25,000
Conning & Company.....................................           25,000
Crowell, Weedon & Co. ................................           25,000
D.A. Davidson & Co....................................           25,000
Doft & Co., Inc.......................................           25,000
FAC/Equities, a division of First Albany..............           25,000
Fahnestock & Co. Inc. ................................           25,000
Ferris, Baker Watts, Incorporated.....................           25,000
Fifth Third Securities, Inc. .........................           25,000
First Security Van Kasper.............................           25,000
First Southwest Company...............................           25,000
Fox-Pitt, Kelton Inc..................................           25,000
Friedman, Billings, Ramsey & Co., Inc. ...............           25,000
Gerard Klauer Mattison & Co., Inc.....................           25,000
HCFP/Brenner Securities LLC...........................           25,000
J.J.B. Hilliard, W.L. Lyons, Inc. ....................           25,000
Hoak Breedlove Wesneski & Co..........................           25,000
William R. Hough & Co.................................           25,000

                  U.S. Underwriters                       Number of Shares
                  -----------------                       ----------------
HOWARD WEIL, a division of Legg Mason Wood Walker,
  Inc.................................................           25,000
Jackson Securities Incorporated.......................           25,000
Janney Montgomery Scott LLC...........................           25,000
Jefferies & Company, Inc..............................           25,000
Johnston, Lemon & Co. Incorporated....................           25,000
C.L. King & Associates, Inc...........................           25,000
Kirkpatrick, Pettis, Smith, Polian Inc. ..............           25,000
Ladenburg, Thalmann & Co. Inc.........................           25,000
Laidlaw Global Securities, Inc........................           25,000
Lam Securities Investments, Inc.......................           25,000
May Davis Group Inc. .................................           25,000
Melvin Securities, L.L.C. ............................           25,000
Mesirow Financial, Inc................................           25,000
Morgan Keegan & Company, Inc..........................           25,000
Needham & Company, Inc................................           25,000
Parker/Hunter Incorporated............................           25,000
Pennsylvania Merchant Group...........................           25,000
Petrie Parkman & Co., Inc. ...........................           25,000
Pryor, Counts & Co., Inc..............................           25,000
Ragen MacKenzie Incorporated..........................           25,000
The Robinson-Humphrey Company, LLC....................           25,000
Sanders Morris Harris Inc. ...........................           25,000
Sandler O'Neill & Partners, L.P.  ....................           25,000
Sands Brothers & Co. Ltd. ............................           25,000
SBK Brooks Investment Corp............................           25,000
Seasongood & Mayer....................................           25,000
The Seidler Companies Incorporated....................           25,000
Simmons & Company International.......................           25,000
South Beach Capital Markets Incorporated..............           25,000
Southwest Securities, Inc.............................           25,000
Sterne, Agee & Leach, Inc.............................           25,000
Sturdivant & Co., Inc. ...............................           25,000
SunTrust Equitable Securities Corporation.............           25,000
Sutter Securities Incorporated........................           25,000
SWM Securities, Inc. .................................           25,000
C.E. Unterberg, Towbin................................           25,000
Walton Johnson & Company..............................           25,000
Wedbush Morgan Securities Inc. .......................           25,000
                                                             ----------
          Total.......................................       35,000,000
                                                             ==========

     If the U.S. underwriters sell more shares than the total number set forth in the table above, the U.S. underwriters have an option to buy up to an additional 5,250,000 shares from our former profit participating limited partners and the former owners of our Hull subsidiary to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the U.S. underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the U.S. underwriters by the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the U.S. underwriters' option to purchase 5,250,000 additional shares.

                        Paid by the Selling Shareholders

                                             No Exercise        Full Exercise
                                             -----------        -------------
Per Share..................................  $     2.75         $       2.75
Total......................................  $96,250,000        $110,687,500

     Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $1.65 per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial price to public. If all of the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

     The Goldman Sachs Group, Inc. and the selling shareholders have entered into underwriting agreements with underwriters for the sale of 4,000,000 shares outside of the United States, Canada and the Asia/Pacific region and 1,000,000 shares in the Asia/Pacific region. The terms and conditions of all three offerings are the same and the sale of shares in all three offerings are conditioned on each other. Goldman Sachs International, ABN AMRO Rothschild, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, BNP Paribas, Cazenove & Co., Commerzbank Aktiengesellschaft, Deutsche Bank AG London, ING Barings Limited as agent for ING Bank N.V., London Branch, Kleinwort Benson Limited, MEDIOBANCA - Banca di Credito Finanziario S.p.A., Societe Generale and UBS AG, acting through its business group UBS Warburg, are representatives of the underwriters for the international offering outside the United States, Canada and the Asia/Pacific region (the "international underwriters") and Goldman Sachs
(Asia) L.L.C., BOCI Asia Limited, China Development Industrial Bank Inc., China International Capital Corporation (Hong Kong) Limited, Daiwa Securities SB Capital Markets Hong Kong Limited, The Development Bank of Singapore Ltd, HSBC Investment Bank Asia Limited, Jardine Fleming Securities Limited, Kokusai Securities (Hong Kong) Limited, Kotak Mahindra (International) Limited, The Nikko Merchant Bank (Singapore) Limited, Nomura International (Hong Kong) Limited, Samsung Securities Co., Ltd. and Were Stockbroking Ltd are representatives of the underwriters for the Asia/Pacific region offering (the "Asia/Pacific underwriters"). Our former profit participating limited partners and the former owners of our Hull subsidiary have granted the international and Asia/Pacific underwriters options similar to that described above to purchase up to an aggregate of an additional 750,000 shares.

     The underwriters for each of the three offerings have entered into an agreement in which they have agreed to restrictions on where and to whom they and any dealer purchasing from them may offer shares as a part of the distribution of the shares. The underwriters have also agreed that they may sell shares among each of the underwriting groups.

     The offer and sale by the underwriters of the shares of common stock is subject to the underwriters having received and accepted the shares from the selling shareholders. In addition, the underwriters may, in their sole discretion, reject all or any part of any order for the shares which is received by them. The underwriters expect to deliver the shares in New York, New York on the date indicated on the cover of this prospectus in exchange for payment in immediately available funds.

     The Goldman Sachs Group, Inc. has agreed not to dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to
(i) sales by any shareholder, including sales effected by or through Goldman, Sachs & Co., (ii) any employee benefit plan or employment contract or (iii) shares of common stock underlying any convertible or exchangeable security or issued in connection with a merger, consolidation, share exchange or other business combination or with the acquisition of a business or other assets.

     In connection with the offerings, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offerings. "Covered" short sales are sales made in an amount not greater than the underwriters' options to purchase additional shares from certain selling shareholders in the offerings. The underwriters may close out any covered short position by either exercising their options to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment options. "Naked" short sales are any sales in excess of the purchase options. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offerings. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offerings.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     Because Goldman, Sachs & Co. is a member of the NYSE and because of its relationship to The Goldman Sachs Group, Inc., it is generally not permitted under the rules of the NYSE to make markets in or recommendations regarding the purchase or sale of the common stock.

     Also, because Goldman, Sachs & Co. is a subsidiary of The Goldman Sachs Group, Inc., the U.S. offering is being conducted in accordance with Rule 2720 of the NASD.

     The underwriters may not confirm sales to discretionary accounts without the prior specific written approval of the customer.

     The Goldman Sachs Group, Inc. is paying all the expenses of the offerings, excluding the expenses of counsel to the selling shareholders and underwriting discounts and commissions. Our expenses are estimated at $4.5 million.

     The Goldman Sachs Group, Inc. and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to The Goldman Sachs Group, Inc. and its affiliates for which they have in the past received, and may in the future receive, customary fees. The Goldman Sachs Group, Inc. and its affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriters and their affiliates on customary terms and for customary fees.

     This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the shares, including sales of shares initially sold by the underwriters outside of the United States, to persons located in the United States.

                            VALIDITY OF COMMON STOCK

     The validity of the common stock offered hereby has been passed upon for The Goldman Sachs Group, Inc. by Sullivan & Cromwell, New York, New York and for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York. Certain legal matters will be passed upon for The Goldman Sachs Group, Inc. by Gregory K. Palm, General Counsel. Sullivan & Cromwell has in the past represented, and continues to represent, one or more of the underwriters and their affiliates in a variety of matters. Cleary, Gottlieb, Steen & Hamilton has in the past represented, and continues to represent, The Goldman Sachs Group, Inc. in a variety of matters.

                                    EXPERTS

     The financial statements of Goldman Sachs as of November 26, 1999 and November 27, 1998 and for each of the three years in the period ended November 26, 1999 incorporated by reference in this prospectus and the financial statement schedule incorporated by reference in the registration statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The historical income statement, balance sheet and common share data included in "Selected Consolidated Financial Data" for each of the five fiscal years in the period ended November 26, 1999 incorporated by reference in this prospectus have been so incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     With respect to the unaudited condensed consolidated financial statements of Goldman Sachs as of and for the three and six months ended May 26, 2000 and the three months ended February 25, 2000 and for the three and six months ended May 28, 1999 and the three months ended February 26, 1999, incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated June 30, 2000 and April 5, 2000, respectively, incorporated by reference herein state that they did not audit and they do not express an opinion on the unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated financial statements because each of these reports is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act of 1933.

                  CAUTIONARY STATEMENT PURSUANT TO THE PRIVATE
                    SECURITIES LITIGATION REFORM ACT OF 1995

     We have included or incorporated by reference in this prospectus statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements.

     Information regarding important factors that could cause actual results to differ, perhaps materially, from those in our forward-looking statements is contained under the caption "Risk Factors" in this prospectus.

-------------------------------------------------------
-------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                             ----------------------

                               TABLE OF CONTENTS

                                         Page
                                         ----
Available Information..................    2
Prospectus Summary.....................    3
Risk Factors...........................    9
Use of Proceeds........................   20
Price Range of Our Common Stock and
  Dividends............................   20
Selling Shareholders...................   21
Description of Capital Stock...........   27
Underwriting...........................   33
Validity of Common Stock...............   38
Experts................................   38
Cautionary Statement Pursuant to The
  Private Securities Litigation Reform
  Act of 1995..........................   39

-------------------------------------------------------
-------------------------------------------------------
-------------------------------------------------------
-------------------------------------------------------

                               40,000,000 Shares
                               THE GOLDMAN SACHS
                                  GROUP, INC.
                                  Common Stock

                             ----------------------

                              [GOLDMAN SACHS LOGO]

                             ----------------------
                              GOLDMAN, SACHS & CO.

                         BANC OF AMERICA SECURITIES LLC
                            BEAR, STEARNS & CO. INC.
                                   CHASE H&Q
                           CREDIT SUISSE FIRST BOSTON
                           DEUTSCHE BANC ALEX. BROWN
                          DONALDSON, LUFKIN & JENRETTE
                           A.G. EDWARDS & SONS, INC.
                          EDWARD D. JONES & CO., L.P.
                                LEHMAN BROTHERS
                              MERRILL LYNCH & CO.
                               J.P. MORGAN & CO.
                           MORGAN STANLEY DEAN WITTER
                            PAINEWEBBER INCORPORATED
                             PRUDENTIAL SECURITIES
                               ROBERTSON STEPHENS
                              SALOMON SMITH BARNEY

                      Representatives of the Underwriters

            -------------------------------------------------------
            -------------------------------------------------------